Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 10 th/2006 ORDINARY MEETING

OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: October 17, 2006, at 03:00 p.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Authorization to grant pledge to subsidiaries: The Board allowed the Executive Officers to grant pledge to the wholly-owned subsidiary Perdigão Agroindustrial S.A. reinforcing the guarantees of the financing operation contracted on December 16, 2003 with Financiadora de Estudos e Projetos – FINEP, contract nr 40,03,0367,00, as provided by the 5th covenant, 2.1 item of the above mentioned contract. 2) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Luís Carlos Fernandes Afonso; Almir de Souza Carvalho; Jaime Hugo Patalano; Francisco Ferreira Alexandre; Sérgio Wilson Ferraz Fontes; Cláudio Salgueiro Garcia Munhoz. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nr 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 157).